Mail Stop 4-6
								October 22, 2004

Michael L. Baur
Chief Executive Officer
Scansource, Inc.
6 Logue Court
Greenville, South Carolina 29615

Re:	Scansource, Inc.
  	Preliminary Schedule 14A filed on October 12, 2004
	File No. 0-26926

Dear Mr.Baur:

      This is to advise you that we limited our review of the above captioned preliminary proxy statement to the matters identified below and we have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal Two
1. We note that you disclose that the board of directors has made no determination regarding any particular transaction for the issuance of additional shares if proposal 2 is approved by your shareholders.
However, it is unclear whether you have any plans, proposals or arrangements to use any of the newly authorized shares of common stock. If you do, please disclose by including materially complete descriptions of the proposed transactions. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time.
2. What other provisions of your articles, bylaws, employment agreements or credit agreements have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? If applicable, inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please provide us with a response letter to these comments that confirms any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please electronically file your letter in response to the above comments in addition to filing the amended proxy materials. See
Item
101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.






      You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman, Special
Counsel at (202) 942-1818. If you need additional assistance, you may contact me at (202) 942-1800.

								Very truly yours,



								Barbara C. Jacobs
Assistant Director



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Scansource, Inc.
October 22, 2004
Page 1